Empatan Public Limited Company

Mespil Business Centre

Mespil House, Sussex Road

Dublin 4, Ireland

November 29, 2022

By EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549 Attention: Ryan Rohn, Stephen Krikorian Patrick Faller Jeff Kauten

Re:         Empatan Public Limited Company

     Registration Statement on Form F-4

     Filed October 31, 2022

     File No. 333-267301

Ladies and Gentlemen:

This letter sets forth responses of Empatan Public Limited Company (the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 17, 2022 relating to the Registration Statement on Form F-4 (File No. 333-267301) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 3”).

For convenience, we have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s letter to the Company dated November 17, 2022. The response of the Company to each comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 Registration Statement on Form F-4 Filed October 31, 2022

Questions and Answers About the Business Combination and the Special Meeting

What Equity Stake Will Current Stockholders, the Initial Stockholders. . ., page 8

1.

We note your response to prior comment 7 and the disclosure on page 10 stating that your Sponsor and its affiliates will hold 10.15%, 11.15%, 13.90% and 14.86% of the Post-Combination Company depending on the redemption scenario. We note that these are the same percentages for the redemption scenarios disclosed on page 35 for the initial stockholders including shares held by the underwriters and excluding the impact of any public warrants. Please confirm that the disclosure on page 10 only includes the potential ownership of shares by the Sponsor and its affiliates. Revise as applicable and specify that the calculations assume exercise and conversion of all securities.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the numbers noted above include the potential ownership of the Sponsor and its affiliates and the underwriters, and did not assume exercise and conversion of all securities. Pursuant to the Staff’s request, the Company has revised the disclosure on page 10 of Amendment No. 3 to reflect the Staff’s comment.

Questions and Answers About the Business Combination and the Special Meeting

Do any of the Company’s Officers or Directors have Interests in the Business Combination ..., page 16

2.

We note your response to prior comment 9. Please disclose in your list of interests that at the time of your business combination certain of your independent directors will be granted restricted stock units in the post-combination company.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 18 of Amendment No. 3 to reflect the Staff’s comment.

3.

We note your response to prior comment 8. Your disclosure says that the “Sponsor and our directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests” before listing such interests. We also note that you define “our” on your cover page to refer to Lionheart. Please revise to explain why you include Amir Bader, Haggai Alon, Pauline Khoo, and Zeren Browne as having interests that belong to the Sponsor and the Company’s (i.e. Lionheart’s) directors and officers in the business combination and which may conflict with shareholders’ consideration of your proposals.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 16, 29 and 129 of Amendment No. 3 to clarify the disclosure and reflect the Staff’s comment.

Questions and Answers About the Business Combination and the Special Meeting

What are the material U.S. federal income tax consequences of exercising my redemption rights?, page 21

4.

We note your response to prior comment 2. Please clarify, if true, that the Excise Tax will only be imposed on the corporate entity that repurchases such shares and not the shareholders who exercise their redemption rights and whose shares are repurchased. In light of the caption to this question that suggests there are consequences to a holder exercising their redemption rights, please also state that no funds from the Trust Account or interest earned thereon will be used to pay the Excise Tax, as you disclose on page 82.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the Excise Tax will only be imposed on the corporate entity that repurchases such shares and not the shareholders who exercise their redemption rights and whose shares are repurchased. Lionheart’s governing documents permit the use of interest earned on the assets in the Trust Account for the payment of taxes. We expect Lionheart to use such interest to pay the Excise Tax. Pursuant to the Staff’s request, the Company has revised the disclosure on page 21 of Amendment No. 3 to reflect the Staff’s comment.

November 29, 2022

Fairness Opinion of Scura Partners, page 117

5.

We note your response to prior comment 22 and reissue the comment. Your response should address how the Lionheart board evaluated Scura Partners’ assumption that the transaction will be a “tax free reorganization” in light of your disclosure on page 20 that “there is substantial uncertainty as to whether the requirements for a ‘reorganization’ [under Section 368(a) of the Code] can be satisfied” and that counsel will opine only that the Business Combination will qualify as a transaction described in Section 351(a) of the Code. If you are unable to reconcile the assumption with the facts presented, tell us your basis for relying on this opinion if there is substantial uncertainty about one of its assumptions.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that the Lionheart Board was advised that there are two possible paths to a tax-deferred exchange, the first under Section 368(a) of the Code and the other under Section 351 of the Code. Counsel to the Lionheart Board advised that there is uncertainty about the ability to satisfy the requirements of Section 368(a), though it was possible that the requirements could be met. Counsel also advised, however, that the requirements for qualifying under Section 351 would be satisfied on the same steps, so even if the requirements of Section 368(a) are not satisfied, the transaction would qualify as tax-deferred under Section 351 of the Code. As a result, the Lionheart Board proceeded on the basis of this advice with the assumption that the Business Combination would be tax-deferred either under both Sections 368(a) and 351 or only under Section 351.

6.

We note your response to prior comment 24 and revisions that remove references to SMX. Item 1015(b)(4) of Regulation M-A requires disclosure about any material relationships or compensation between the outside party providing the report, opinion or appraisal and the subject company (i.e. SMX). Please revise accordingly.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 125 of Amendment No. 3 to reflect the Staff’s comment.

7.

We note your response to prior comment 26. Your response states that Scura Partners received certain financial projections of SMX and “did consider such information (along with a range of other data and factors) in creating the financial model that served as a portion of its analysis set forth in the Registration Statement and the opinion it rendered to the Lionheart Board.” Item 1015(b)(6) of Regulation M-A requires the disclosure of the “bases for and methods” used by your financial advisor to arrive at its findings and recommendation. Please disclose any financial projections provided by Lionheart or SMX and used by Scura Partners.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that Scura Partners did not receive any financial projections of SMX. As we noted in our response to prior comment 26, Scura Partners received and reviewed “certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of SMX furnished to Scura Partners by the Company.” This internal information did not contain financial projections. This information was received and reviewed by Scura Partners for purposes of developing a comprehensive understanding regarding SMX so that Scura Partners could prepare its own financial projections of SMX for review by the Lionheart Board.

November 29, 2022

8.

We note your response to prior comment 23 and reissue the comment. Please add the requested cautionary language to the company’s disclosure in the registration statement as the opinion states the financial advisor’s belief that the transaction is fair to the SPAC (i.e., all shareholders as a group) rather than opining on the fairness to shareholders unaffiliated with the sponsor or its affiliates.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 12, 33, 34, 63 and 119 of Amendment No. 3 to reflect the Staff’s comment.

Submission of Business Combination to a Stockholder Vote, page 193

9.

We note your response to prior comment 28. Your disclosure on page 193 continues to refer to the shares held by Nomura in calculating the number of shares that may be needed to be voted in favor of the Business Combination for its approval while your similar disclosures elsewhere refer to the underwriters. Further, as previously noted, your disclosure about the number of votes by holders of your public shares needed to approve the business combination is not consistent. In that regard, you state on pages 15 and 40 that you only need 35.6% of public shares assuming all outstanding shares are voted or 3.44% of public shares assuming only the minimum number of shares representing a quorum are voted, but on page 193 state that 23.5% and 0% of public shares are needed in these scenarios, respectively. Please advise or revise.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has reconciled the disclosure on pages 15, 40, 106 and 194 of Amendment No. 3 to reflect the correct number of votes and applicable percentages.

Research and Development, page 224

10.

We note your response to prior comment 32 and revised disclosure indicating that SMX has agreed to provide shareholder loans to Yahaloma. For each loan with a related party, please provide the information required by Item 7.B. of Form 20-F. Disclose as of the most recent practicable date whether SMX has made any loans to Yahaloma for staff costs and the terms of repayment. Clarify the milestones upon which SMX’s loan of USD 350,000 is payable to Yahaloma and whether there is any interest due on the repayment.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 227 of Amendment No. 3 to reflect the Staff’s comment.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements, page F-48

11.	Please disclose the reimbursement from paid pilots and proof of concept projects as of June 30, 2022 similar to your disclosure as of December 31, 2022.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page F-51 of Amendment No. 3 to reflect the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies

Intangible Assets, page F-67

12.

We have reviewed your response to prior comment 36. We note your current intangible assets disclosure identifies in general terms the five points in IAS 38.57. In consideration that you have not generated any revenue through June 30, 2022, expand your disclosure to discuss each of these points

November 29, 2022

as it relates specifically to your business. Further disclose the types of development activities that you are currently capitalizing. Refer to IAS 38.59. Further expand your disclosure to explain specifically as it relates to your business the circumstances that would allow you to begin amortization of development costs. In this regard, clarify when you anticipate the assets will be available for use, or when they will be in the location and condition necessary to be capable of operating in the manner intended by management. Refer to IAS 38.97. Please consider revising your Critical Accounting Policies and Estimates disclosures on page 253 to address the subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages F-69 through F-73 of Amendment No. 3 to reflect the Staff’s comment.

*        *         *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 of K&L Gates LLP.

Very truly yours,

Haggai Alon, Chief Executive Officer

cc:	Robert S. Matlin

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November 29, 2022